UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

Commission file number 000-51338

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Parke Bank 401(k) Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKE BANCORP, INC.

601 DELSEA DRIVE

WASHINGTON TOWNSHIP, NEW JERSEY 08080

REQUIRED INFORMATION

The Parke Bank 401(k) Retirement Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 of the Form 11-K and in lieu of the requirements of Items 1-3, the Plan’s Annual Report of Small Employee Benefit Plan on Form 5500-SF for 2025 is filed herewith as Exhibit 99.1. Certain personally-identifiable information has been redacted from the Form 5500.

Exhibit
Number	Description

99.1	FORM 5500-SF

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKE BANK 401(K) RETIREMENT PLAN

Date: June 30, 2026	By:	/s/ Jonathan D. Hill
Jonathan D. Hill